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02034777

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Viceroy Resource Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 1193 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6-13-02

VICEROY RESOURCE CORPORATION

SHORT FORM PROSPECTUS DISTRIBUTIONS

FORM 44-101F1

Annual Information Form
For the year ended December 31, 2001

Dated: May 17, 2002

ITEM 1: CORPORATE STRUCTURE

1.1 Name and Incorporation

Viceroy Resource Corporation ("Viceroy" or the "Company") was incorporated on October 27, 1980 under the name "Viceroy Petroleums Ltd.", pursuant to the laws of the Province of British Columbia. On April 6, 1984 Viceroy Petroleums Ltd. amalgamated with B & B Resource Inc., which was incorporated pursuant to the laws of the Province of British Columbia and held mining interests in the United States. The amalgamated company has continued operations as "Viceroy Resource Corporation".

The Company's head office, and the registered and records office, is located at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

Viceroy is a reporting issuer in British Columbia, Ontario, Manitoba, Northwest Territories, Alberta, New Brunswick, Saskatchewan and Quebec, and its common shares have been listed for trading on the Toronto Stock Exchange (the "TSE") since February 11, 1986.

1.2 Intercorporate Relationships

Viceroy is a gold producer in the United States through its wholly-owned subsidiary, Viceroy Gold Corporation ("Viceroy Gold"), a Delaware company. As a result of a merger of Viceroy, Loki Gold Corporation ("Loki") and Baja Gold, Inc. ("Baja") in May 1996, Viceroy holds indirectly, through its wholly-owned subsidiary, Viceroy Minerals Corporation ("VMC"), formerly VLB Resource Corporation, a British Columbia company, property interests and rights in the Yukon Territory and Mexico. Viceroy carries out its exploration activities in Argentina through its indirect, wholly-owned subsidiary, Minas Argentinas S.A. ("MASA"), an Argentine company. In addition, Viceroy pursues exploration opportunities directly and through its wholly owned subsidiaries.

In June 2001, Viceroy placed its 100% wholly owned subsidiaries Viceroy Australia Pty Ltd. ("VAPL") and Bounty (Victoria) Pty Ltd. ("BVL") into voluntary administration at which time Viceroy relinquished management and control of the Australian assets to an administrator.

Unless the context otherwise indicates, reference to the term "VMC" includes Viceroy Minerals Corporation, its predecessor companies Loki and Baja, and its subsidiaries, even if VMC had not been formed at the time in the case of matters relating to Loki and/or Baja.

Unless the context otherwise indicates, reference to the term "Viceroy" or "Company" includes Viceroy Resource Corporation and its subsidiaries. The following summarizes the corporate structure and principal assets of Viceroy.


VICEROY RESOURCE CORPORATION
(British Columbia Company)
100%
VICEROY MINERALS CORPORATION
(British Columbia)
100%
VICEROY GOLD CORPORATION
(Delaware)
100% *
VICEROY AUSTRALIA PTY LTD
(Australia)
100%
VICEROY INTERNATIONAL EXPLORATION
(Nevada)
100%
VICEROY EXPLORATION (CANADA) INC
(Yukon Territory)
100%
ORO BELLE RESOURCES CORPORATION
(British Columbia)
75%
Castle Mountain Joint Venture
(California)
100% *
BOUNTY (VICTORIA) PTY LTD
(Australia)
100%
MINERA DE ORO (BVI)
(BVI)
100%
Bounty Gold Mine
(Western Australia)
50%
50%
MINAS ARGENTINAS (BARBADOS) INC
(Barbados)
100%
Brewery Creek Property
(Yukon Territory)
100%
BAJA GOLD (CAYMAN) LTD
(Grand Cayman)
100%
408178 BRITISH COLUMBIA LTD
(British Columbia)
28%
72%
MINERA PAREDONES SA de CV
(Mexico)
100%
MINAS ARGENTINAS SA
(Argentina)
100%
MINERA BAJA SA de CV
(Mexico)
100%
Paredones Amarillos Property
(Mexico)
60%
Mincorp Properties
(Gualcamayo Project)
100%
Gualcamayo, Salamanca, Las Flechas, Evelina, Las Carachas, Cordon de la Brea Projects

* Placed into Voluntary Administration

ITEM 2: GENERAL DEVELOPMENT OF BUSINESS

2.1 History

Viceroy is a natural resource company actively involved in the acquisition, exploration, financing, development and operation of mineral properties. Viceroy, through its wholly-owned subsidiary, Viceroy Gold, undertook exploration, drilling and other programs designed to define and develop the ore bodies at the Castle Mountain property (the "Castle Mountain Property") in San Bernardino County, California and Clark County, Nevada. On March 7, 1991, Viceroy Gold and MK Gold Company ("MK Gold") formed a California general partnership, the Castle Mountain Venture (the "Venture") to construct a mine (the "Castle Mountain Mine") on a 4.5 square mile portion (the "Original Venture Property") of the Castle Mountain Property and to further develop and explore the Original Venture Property. Viceroy Gold holds a 75% interest in the Venture, and MK Gold holds the remaining 25% interest in the Venture.

As a result of the merger of Viceroy, Loki and Baja in May 1996, Viceroy holds indirectly, through its wholly-owned subsidiary, VMC, a 100% interest in the Brewery Creek Mine located in the Yukon Territory, and a 40% interest in the Paredones Amarillos Property located in Mexico. VMC acquired the remaining 60% of the Paredones Amarillos Property from Echo Bay Mexico S.A. de C.V. ("Echo Bay Mexico) effective January 1, 2000. See "Properties of Viceroy". Construction and pre-production mining activities at the Brewery Creek Mine commenced in August 1995 and final construction activities were completed in September 1996. Commercial production commenced on May 1, 1997. During 2001, seasonal mining at Brewery Creek did not recommence and recovery of gold from ore previously placed on the heap leach pads continued.

In October 1999, Viceroy, through VAPL acquired a 100% interest in the Bounty Mine located in Western Australia from Forrestania Gold NL. Construction and pre-production activities at the Bounty Mine commenced in June 1988. Commercial production commenced in April 1989.

In June 2001, Viceroy placed its 100% wholly owned subsidiary VAPL and its 100% interest in the Bounty Mine into voluntary administration at which time Viceroy relinquished management and control of the Australian assets to an Administrator. See "Significant Acquisitions and Significant Dispositions."

Viceroy's principal assets are the 75% owned Castle Mountain Mine, San Bernardino County, California, a 100% interest in the Brewery Creek Mine, Yukon Territory, a 100% interest in the Paredones Amarillos Property, Mexico, and a 100% interest in properties located in Argentina (60% of Mincorp's properties). For further particulars see "Properties of Viceroy", herein.

Viceroy's intention is to renew its commitment to exploration especially within the precious metals sector. Viceroy will continue to invest in junior exploration groups, which demonstrate strong exploration skills and ideas of merit. Viceroy's future focus will be the Western Hemisphere and especially North America. Viceroy has commenced active acquisition of mineral rights through staking programs and option agreements in Canada. These activities are intended to blend with new relationships with junior explorers.

2.2 Significant Acquisitions and Significant Dispositions

The Company did not complete any significant acquisitions during its most recently completed financial year.

The evaluation of Viceroy's under-performing Bounty Mine resulted in Viceroy's Board of Directors determining that no further financial support of the operation be provided without a recapitalization and restructuring of the operation. To effect an orderly sale or refinancing of the operation, the Viceroy's Australian subsidiaries, VAPL and BVL were placed into voluntary administration on June 24, 2001. The Chartered Accounting firm of Ferrier Hodgson (the "Administrator") in Perth, Australia was appointed voluntary administrators.

The Bounty Mine continues to operate while the Administrator reviews the affairs of the Australian Subsidiaries. On September 21, 2001, a Deed of Company Arrangement ("DOCA") was adopted that provided for the Administrator to extend the creditor moratorium for a further six months, allowing the Administrator to continue discussions with third parties regarding restructuring proposals which may result in an improved return to the creditors. In April 2002, the creditor moratorium was extended for a further eight weeks.

The Administrator has identified possible claims against the Company should the assets of its Australian operations be liquidated which include a potential claim against the Company for up to Australian$5.5 million for alleged insolvent trading of the operation. The insolvent trading provisions are only available if the Australian operations are in liquidation. The right to pursue under the insolvent trading provisions is not available in the event that a DOCA is accepted by creditors. The Company intends to defend such allegations, if the Australian operations are placed in liquidation, however, it is too early in the process to fully assess potential liability.

Viceroy subsequently reached an agreement with N.M Rothschild & Sons (Australia) Ltd. ("Rothschild"), and Macquarie Bank Ltd. ("Macquarie") (collectively "the banks") on a settlement arrangement relieving the Company and its North American subsidiaries of their obligations under agreements with the banks guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. In August 2001, the Company executed a Forbearance Agreement with the banks on a settlement arrangement. The arrangement required the payment of $732,000, the issuance of 23 million common shares of Viceroy, transfer of Viceroy's equity position that Viceroy held in NovaGold Resources Inc., and a note for $3,000,000.

The Company is an unsecured creditor of VAPL and Bounty as well as having rights of subrogation if the obligations to Rothschild and Macquarie under the bank facility and hedging arrangements are paid in full.

2.3 Trends

Viceroy's principal source of earnings is dependent on the number of ounces produced from ore previously placed on the heap leach pad at Castle Mountain Mine, metal prices and foreign exchange rates.

ITEM 3: DESCRIPTION OF BUSINESS

3.1 General

Product

The principal product produced by Viceroy's operating mines is gold. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. As a result of a large number of available gold purchasers, Viceroy is not dependent upon any one customer for the sale of its gold.

Doré (bars of impure gold and silver) is transported from the mine sites to commercial refineries by commercial armoured truck. Doré is refined at the refineries under service contracts at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers.

Total gold revenues were $52.046 million and $114.2 million in 2001 and 2000 respectively.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Viceroy competes with other mining companies, many of which have greater financial resources than Viceroy, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Viceroy has operations in Canada and the United States.

Sources of Materials

Ore materials are obtained from open pit operations. All other inputs that are required to obtain the gold from the ore are readily available to each mine site.

Seasonality

Activity at the Brewery Creek mine occurs generally between the months of April to October while activity at Castle Mountain is year-round. Exploration activities in Argentina and Mexico are generally not limited to specific periods of the year.

Environmental Factors

The Castle Mountain and Brewery Creek Mine's leaching operations employ toxic chemicals. The processing facilities that use these chemicals were constructed and are being operated and maintained in accordance with government-approved procedures and specifications. Historically, these procedures and specifications have been amended by legislative action. There is no assurance that future changes, if any, will not adversely affect subsequent operations and profitability on Viceroy's properties. Surety bonds and other financial assurances in the principal amount of US$2,405,000 and CDN$8,060,000 have been posted at Castle Mountain and Brewery Creek, respectively, to ensure that the financial resources needed for reclamation at those operations will be available. These bonds are reviewed by the government agencies at regular intervals, and could be subject to significant increases in principal amount in the future due to changes in law, regulations, size of operations or other factors which Viceroy cannot predict. Release of the bonds may be conditional upon measurable success in achieving revegetation standards. In the event these standards are not met, the bonds will not be released by the agencies holding them.

Recovery and Reserve Estimates

The ore resource and mineral deposit figures included herein have been carefully prepared by Viceroy. However, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from ore resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation of ore reserves and corresponding ore grades being mined or dedicated to future production. Until the ore is actually mined and processed, ore reserves and ore grades must be considered as estimates only. In addition, the quantity of reserves may vary depending on metal prices. Any material change in reserves, or grades or stripping ratios will affect the economic viability of the projects. There can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated under on-site conditions or during production.

Human Resources

Viceroy employs 8 people at head office in Vancouver, British Columbia. There are approximately 15 full-time employees currently working at the Castle Mountain Mine. There are approximately 12 full-time employees at the Brewery Creek Mine employed by VMC. None of the employees of the aforementioned companies are represented by a labour union. Viceroy has experienced no loss of production due to work stoppages and considers its relations with its employees to be satisfactory.

Forward Looking Statements

Statements contained in this Annual Information Form that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

Operating Hazards and Risks

Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Viceroy has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Viceroy maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Viceroy could incur significant costs that could have a materially adverse effect upon its financial condition. The Issuer has several foreign subsidiaries. These subsidiaries are subject to foreign currency and interest rate risk.

Foreign Operations

Certain of Viceroy's exploration interests are in Argentina. As a result, Viceroy may be affected by risks associated with political or economic instability. The risks include, but are not limited to: extreme fluctuations in currency exchange rates, labour instability and high rates of inflation. Changes in mining or investment policies or shifts in political attitude may adversely affect Viceroy's interest. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, exports controls, income taxes, expropriation of property, maintenance of claims, environment legislation, land and water use.

Voluntary Administration

To effect an orderly sale or refinancing of the Bounty Mine, Viceroy's Australian subsidiaries, VAPL and BVL were placed into voluntary administration in June 24, 2001. The appointment of a voluntary administrator in Australia is to provide a moratorium on creditors' claims for a short period of time in order that a proposal for resolution of the Australian subsidiaries financial positions may be effected in an environment where the business may be continued. The Chartered Accounting firm of Ferrier Hodgson (the "Administrator") in Perth, Australia was appointed voluntary administrators.

The Bounty Mine continued to operate while the Administrator reviewed the affairs of the Australian Subsidiaries. On September 21, 2001, a Deed of Company Arrangement ("DOCA") was adopted that provided for the Administrator to extend the creditor moratorium for a further six months, allowing the Administrator to continue discussions with third parties regarding restructuring proposals which may result in an improved return to the creditors. In April 2002, the creditor moratorium was extended eight weeks.

The Administrator has identified possible claims against the Company should the assets of its Australian operations be liquidated which include a potential claim against the Company for up to Australian$5.5 million for alleged insolvent trading of the operation. The insolvent trading provisions are only available if the Australian operations are in liquidation. The right to pursue under the insolvent trading provisions is not available in the event that a DOCA is accepted by creditors. The Company intends to defend such allegations, if the Australian operations are placed in liquidation, however, it is too early in the process to fully assess potential liability.

The Company is an unsecured creditor of VAPL and Bounty as well as having rights of subrogation if the obligations to Rothschild and Macquarie under the bank facility and hedging arrangements are paid in full.

3.2 Mineral Projects

Castle Mountain Mine

Property Description & Location

The Castle Mountain Property is located 105 kilometres south of Las Vegas, Nevada, near the eastern edge of the Mojave Desert in San Bernardino County, California. The property consists of approximately 823 claims covering approximately 20 square miles. The Original Venture Property is located on 4.5 square miles of land in San Bernardino County, California. Seven patented claims and three patent applications encompass all of the currently mineable ore reserves. Most of the mining claims are subject to production-based net smelter return royalty payments and other royalty payments, which include annual rental or advance royalty payments. Viceroy owns a 75% interest in the Castle Mountain Property through Viceroy Gold's interest in the Venture.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The main access route to the Castle Mountain mine consists of a 30 kilometre gravel road maintained by Viceroy Gold, which connects the minesite to Nevada State Highway 164, seven miles west of Searchlight, Nevada.

History

Viceroy became the managing partner of the Castle Mountain Project in 1984 staking claims to cover the prospective areas for gold mineralization in the Castle Mountain caldera. The Company then entered into a joint venture with Morrison Knudsen Corporation (later MK Gold) in 1991 to develop and mine the property. Viceroy maintained a 75% interest in the venture. Construction of the mine commenced in 1992. Mining and crushing was halted in May 2001 and a portion of reclamation was started. Gold production has continued uninterrupted and continues from the heap leach pad.

Geological Setting and Mineralization

Epithermal gold mineralization, hosted in Tertiary volcanic rocks, occurred in several discrete bodies including the Jumbo, Jumbo South, Lesley Ann, Oro Belle, Hart Tunnel and South Extension deposits at the mine. Gold occurs in quartz stockwork veins and disseminated throughout brecciated and silicified host rocks. The Jumbo South, Lesley Ann and South Extension deposits have now been mined out.

Exploration

Exploration at Castle Mountain was suspended in May 1998. Development drilling was conducted in 1999 and 60,000 contained ounces were added to the reserves. A current review of exploration data has been conducted to evaluate potential targets and an exploration plan has been assembled for implementation in 2002.

Sampling and Analysis

Assaying and metallurgical testwork continues to be done on site at the Castle Mountain laboratory.

Mineral Resource and Mineral Reserve Estimates

The remaining Measured and Indicated resources are located in the Ore Belle and Jumbo deposits. The resource estimate at December 31, 2001 is 2,893,000 tonnes at an average grade of 1.24 gpt gold for a total of 115,100 contained ounces.

Mining Operations

Annual gold production for the last three (3) years is summarized in the following table. Quantities shown represent total production for the Castle Mountain Mine. Cash costs per ounce of gold produced have been normalized for stripping costs. Costs associated with stripping quantities in excess of the average stripping ratio for the life of the mine are deferred and charged to operations in periods when the stripping quantities are less than mine-life average. The following table sets out the cash costs on a per-ounce basis.

Year ended December 31	Gold Production Costs Ounces of Gold Produced (1)	Cash Cost Per Ounce (US)
1999	94,970	$ 261
2000	118,731	$ 222
2001	77,740	$ 234

(1) Of the ounces listed below, 75% are attributable to Viceroy.

The Castle Mountain Mine is currently recovering gold from the leach pad. The mine produced 77,740 ounces of gold (58,306 ounces attributable to Viceroy) at a cash operating cost of US$234 per ounce in 2001 and has produced 1,163,500 ounces of gold since start-up in 1992, at a 75% recovery.

Currently a dilute sodium cyanide leaching solution is distributed across the top of the heap by drip irrigation. After percolating throughout the heaps, the gold-bearing "pregnant" solution collects on the pad liner and is channelled through pipes to a pregnant solution storage tank before being pumped to the recovery plant.

The pregnant solution is circulated through carbon columns containing activated charcoal, on which the gold is adsorbed. Barren solution is then recharged with cyanide, sent to the barren solution tank and pumped back to the heap. The process is a "zero-discharge operation" with all of the solution recycled, with the exception of evaporation losses and retention by fines.

The gold-bearing carbon is chemically stripped to release the gold and is reactivated and recycled. The gold-bearing strip solution is treated by electrowinning to recover gold and silver on steel wool cathodes. After electrowinning, gold and silver deposited on the cathodes are removed with high pressure water sprays, filtered and retorted to remove small amounts of mercury. The material is melted in a propane fired furnace and a doré bar is produced. The doré is shipped to commercial precious metal refineries, where the gold is separated from the silver and both metals are made ready for sale.

Brewery Creek Mine

Property Description and Location

The Brewery Creek Mine is located 55 kilometres due east of Dawson City, Yukon. The Brewery Creek Mine covers an area of approximately 8 x 16 kilometers or 16,160 hectares consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. 93 claims are surveyed and have been converted to "Quartz Mining Leases", 76 of the mining leases expire on May 21, 2016, 7 expire on May 24, 2018 and 10 expire on August 24, 2019.

Brewery Creek Mine is authorized under a Type A Water License (Water License) to obtain and use up to 2,724 cubic meters of water per day from Laura Creek (a tributary of the South Klondike River), and to deposit waste, as defined in VMC's water license application, into the catchment basins of Laura, Lucky and Pacific Creeks. The expiry date of the Water License, which is subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations made thereunder, is December 31, 2006. Brewery Creek Mine has a production license for the production of minerals pursuant to the Yukon Quartz Mining Act. The expiry date of the production license is December 31, 2006. VMC has negotiated the terms of a Socio-Economic Accord with Tr'on dek Hwech'in First Nation which confers on that group certain rights with respect to the Brewery Creek mine. A final payment of $100,000 was made August 2001.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding scale royalty on the first 300,000 ounces of gold in favor of Hemlo Gold Mines Inc. ("Hemlo") and a 5% net profits royalty in favour of Energold Minerals Inc.

The Brewery Creek Mine processing operation employs toxic chemicals. The processing facility that uses these chemicals was constructed and is being operated and maintained in accordance with government-approved procedures and specifications. The Water License requires Brewery Creek Mine to provide security in the total amount of $8,709,000. Letters of credit totalling $8,060,000 have been provided to ensure compliance with the water-use license.

In 2001, Viceroy completed a Heads of Agreement with the Government of Canada providing for the establishment of a reclamation trust. The trust will be funded by the $8,060,000 in cash deposits already set aside by Viceroy to fund future reclamation at Brewery Creek. Under this agreement it is intended that funds will be available to Viceroy, from time to time, to accomplish the decommissioning and reclamation as required under the closure plan.

Brewery Creek Mine has submitted an Updated Solution Management Plan to regulatory authorities. A final Decommissioning and Reclamation Plan has also been submitted to regulatory authorities. Both plans amend the Water License and will require approval.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to Brewery Creek Mine is via the paved Klondike Highway east from Dawson City, Yukon for about 40 kilometers to Dempster Corner, then about six kilometres northeast on the Dempster Highway and then eastward on a new gravel access road to the project site. Dawson City, the principal settlement in the region, has a population of almost 2,000. From Dawson City there is regular air service and a paved highway to Whitehorse and points south.

The terrain in this region is moderate to locally steep, with several deeply incised stream valleys. Elevations in the area of the presently known orebodies and mineralized zones vary from about 550 metres along the South Klondike River to over 1,200 metres at the highest point.

History

There is no evidence of any mining, either placer or lode, in the Brewery Creek area prior to the activity that began in 1987. The Brewery Creek project began in August 1987 and the initial claim block, consisting of 32 quartz claims, was staked by Noranda Exploration Company Limited ("Norex") in October 1987.

In September 1993, Loki acquired Hemlo's 51% working interest in the joint venture. In May 1996 Loki amalgamated with Baja Gold, Inc to form a new company under the name VLB Resource Corporation and became a wholly-owned subsidiary of Viceroy Resource Corporation. VLB Resource Corporation changed its name to Viceroy Minerals Corporation.

Construction of the mine started in 1995 and was completed in 1996. First gold pour at Brewery Creek Mine was completed on November 15, 1996 and commercial production commenced on May 1, 1997. Annual gold production is summarized below:

Year Ended December 31,	Ounces of Gold
1996	10,175 – First pour completed November 15, 1995
1997	66,545 – Commercial production commenced on May 1, 1997
1998	79,396
1999	48,164
2000	48,048
2001	18,542

Brewery Creek Mine did not mine in 2001, but leaching of the heap leach pad continues.

Geological Setting

The Brewery Creek property lies in the foothills of the Ogilvie Mountains to the northeast of the Tintina Fault and covers a relatively small area underlain by Devonian-Mississippian Earn Group clastic sedimentary strata. To the west, north and east of the Earn Group rocks, a much larger area is underlain by the more chert-rich Ordovician to Silurian Road River Group strata, which are underlain by Precambrian (and possibly Cambrian) rocks.

Mineralization

Gold mineralization is primarily contained in sedimentary and intrusive rocks in the hanging wall of reactivated thrust faults. The majority of reserves are hosted by Cretaceous quartz monzonite sills with the remainder contained in deformed sedimentary rocks,

Ten main oxide deposits have been defined at the mine and are collectively referred to as the Reserve Trend. Within that trend, remaining Measured and Indicated Resources are in the East and West Big Rock, Bohemain and Lower Fosters deposits.

Mineral Resource and Mineral Reserve Estimates

The remaining Measured and Indicated resources are located in the East and West Big Rock, Bohemian and Lower Fosters deposits. The resource estimate as of December 31, 2001 is 920,000 tonnes at an average grade of 1.45 gpt gold for a total of 43,000 contained ounces.

Only the Lower Fosters pit is permitted at this time. Most of the baseline data and submittal work has been performed for the remaining pits that are immediately adjacent to the current mine area. As there is available leach pad space and existing infrastructure, it is reasonable to assume permits would be granted for mining in these areas.

Mining Operations

Brewery Creek Mine did not mine in 2001, nor does it intend to mine in 2002. Previously, the mine has been a seasonally operated open pit gold mine.

Processing

The Brewery Creek Mine process facility consists of a large permanent heap leach pad, and adsorption, desorption and gold recovery ("ADR") plant, process and overflow ponds and ancillary facilities. The facilities employ conventional procedures which are operating to design capacity.

The leach pad is divided into cells, each nominally 83 metres wide and 462 metres long. Each cell can accommodate approximately 1,500,000 tonnes of ore. The cells are separated by earthfill dividers, approximately one metre high.

A liner system was installed under the heap to collect process solution and direct it to the recovery plant, as well as to prevent any leakage to the environment. The liner system consists of multiple layers, as follows from the top down:

- a granular overliner of 1,000 mm of plus 6.4 mm minus 25 mm screened ore;
- a 1.00 mm thick polyvinyl chloride ("PVC") geomembrane – the primary liner;
- a 300 mm thick compacted silt layer;
- a geotextile;
- the granular leak detection and recovery system ("LDRS") made up of screened minus 25 mm aggregate;

- a 0.75 mm thick PVC geomembrane – the secondary liner; and
- a compacted silt layer with a minimum thickness of 300 mm.

An LDRS was placed beneath the upper compacted silt layer to collect anyleakage which might occur. Each of the pad cells are divided into four sections, each of which are furnished with its own leak collection pipes.

A pregnant solution pond and a barren solution pond are utilized. Overflow pond capacity is included in the plan with overflow pond #1 built in 1995/1996. In addition, a contingency pumping system separate from the plant facilities was added to the circuit for the period prior to and during spring melts. This facility is capable of redirecting all solution flow from the heap back to the heap in the unlikely event of simultaneous failure of all power generation and pumping systems. The Company believes that a second overflow pond may not be necessary with the addition of this system. The overflow sequence is from the pregnant pond to the barren solution pond to the overflow ponds. The water management plan is based on the zero-discharge concept.

Solution ponds are required to store both operating solutions and the rainfall/snowmelt from the pad area. In the unlikely event that the solution volumes exceed the maximum design criteria,a permitted effluent treatment plant and land application system has been constructed. The systems allows for the treatment and release of excess process solution. Given sound solution management and the normal operational controls, the probability of an overflow is considered to be remote.

All of the ponds are lined; the pregnant and barren solution ponds with a double high density polyethylene ("HDPE") system and the overflow pond with a single HDPE liner. Both the pregnant and barren ponds are LDRS-equipped using a "Geonet" material between the synthetic liners. The design of the ponds is conventional and is considered satisfactory for the intended service.

Exploration and Development

Brewery Creek mine did not perform exploration activity at the site in 2001 and does not intend to in 2002. Development activity in 2002 is expected to concentrate on reclamation requirements.

MEXICO

Paredones Amarillos Project, Mexico

Property Description and Location

The Paredones Amarillos Property is located 55 air kilometres southeast of La Paz and 86 air kilometres north of Cabo San Lucas, in the southern part of the Mexican state of Baja California Sur. The property consists of an area of 13,398 hectares held through 18 mining concessions of which six mining concessions, the San Antonio concession, the Maile concession, the Julia concession, the La Rica concession, the La Difficultad concession and the Tocopilla concession cover an area of approximately 2600 hectares. Echo Bay Mines holds 6,921.89 hectares on 11 concessions which Echo Bay informally transferred to MPA but the legal work is pending and the concessions remain in Echo Bay's name. The Paredones Amarillos deposit is located on the San Antonio concession. The concessions provide the legal right to proceed with mining activities. Viceroy owns 100% of Paredones. Paredones is subject to a 2% net profits interest in favour of Echo Bay Mexico.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Paredones Amarillos Property area can be reached from La Paz via either Los Cabos Highway (50 kilometre paved highway, 12 kilometre gravel road, 6 kilometre secondary road), or Todos Santos Highway (45 kilometre paved highway and 16 kilometre secondary road).
Todos Santos, the nearest town, has limited board and lodging and rudimentary medical, educational and mechanical services. La Paz, on the other hand, is the State capital with a population in excess of 180,000. In addition to a full range of living accommodations, the city can provide modern health, education and communication facilities, as well as an international airport, suppliers of heavy equipment, and an ample labour pool.

History

A numbered company, 408178 BC Ltd., acquired 70 percent of the shares and shareholders' loans of Minera Paredones Amarillos ("MPA") in 1992. Tymar Resources Inc. acquired all of the issued and outstanding shares of the numbered company in 1993 and changed the name of the company to Baja Gold Inc. ("Baja").

MPA entered into a Mineral Rights Acquisition Agreement with Echo Bay Mexico, S.A. de C.V. ("EBEM") in August 1993 by which the latter could earn a 51 percent interest in the project by expending $4.5 million on the venture prior to January 1997, and by making cash payments to MPA. Further, EBEM could earn and additional 9 percent of the project through the expenditure of a further $2 million and additional cash payments to MPA. Having satisfied all of these criteria, EBEM owned 60 percent of MPA.

A Shareholder's Agreement among, Echo Bay Mexico, Baja, and 408178 BC Ltd., was executed on May 20, 1996 to govern the future operations of MPA and the Paredones Amarillos Project. Baja amalgamated with Loki Gold Corporation on May 30, 1996 to form VLB Resource Corporation ("VLB") which subsequently became a wholly-owned subsidiary of Viceroy Resource Corporation. VLB changed its name to Viceroy Minerals Corporation.

In January 2000, Viceroy acquired the remaining 60% interest in MPA and the Paredones Amarillos Project from Echo Bay Mexico.

Geological Setting

The Paredones Amarillos gold deposit lies on the northwest flank of the Sierra de Laguna, within the La Paz crystalline complex, which forms the southern tip of the Baja California peninsula. The crystalline complex comprises intermediate to silicic Cretaceous igneous rocks which intruded and metamorphosed early Mesozoic clastic and calcareous sedimentary rocks.

A regional scale north-northeast striking southeast dipping late Cretaceous low-angle shear has been mapped for 3 km north and south of Paredones Amarillos. The central portion of this structural zone is an east-west trending flexure where the Paredones Amarillos resource is located.

Mineralization

The main ore host to the Paredones Amarillos mineralization is a 10 to 80 meter thick,northeast to east-west striking, 15 to 45 degree southeast dipping cataclasite and mylonite unit. Main stage gold mineralization is associated with the cataclasis and mylonitization event.

The sulfide minerals are dominated by pyrite with locally abundant arsenopyrite and pyrrhotite commonly associated with trace chalcopyrite. Sulfides commonly occur disseminated, as blebs, and as discontinuous microveinlets comprisng from trace to 7% of the rock. Ore grade gold values are generally associated with greater than 2% combined sulfides. Oxidation rarely persists to depths exceeding 30 meters.

Paredones Amarillos gold occurs in the native state and as electrum. Gold grains primarily occur within, and adjacent to, sericite masses, as irregular intergrowths with pyrrhotite, and also as minor minute inclusions locked in pyrite, arsenopyrite, pyrrhotite and quartz.

Drilling, Sampling and Analysis

The drilling database contains 302 drill holes; 266 reverse circulation holes ("RVC") and 36 H sized core holes. The total footage drilled comprises 62,525 meters; 9,588 meters core and 52,937 meters RVC. While assays were usually collected on 1.5 meter intervals, 5 foot and 1 meter sample lengths were also observed.

Current resources at the Paredones Amarillos Property cover only a small area of the large claim block. In 1997, a drill program tested potential extensions east, northeast and south of the main deposit. The first of a three-year program of mapping and sampling on the consolidated claim block was also completed, generating encouraging results. While there is potential to expand reserves, exploration was suspended in 1999 and no exploration is anticipated for 2002.

Mineral Resources and Mineral Reserve Estimates

The mineral resources at the Paredones Amarillos Project consists of measured and indicated resources of 44,530,000 tonnes grading 1.06 gpt gold, containing 1,513,000 ounces of gold. At US$375 per ounce gold price, the mineral inventory would be converted to proven and probable reserves.

Exploration and Development

While there is potential to expand reserves, exploration has been suspended since 1999 and no exploration is anticipated for 2002.

A feasibility study was completed, with an environmental impact statement filed in the latter part of 1996. During 1997 and 1998, optimization studies were undertaken to improve the rate of return on this investment. The project is currently on hold, with the necessary permits and other rights in place, awaiting higher gold prices.

ARGENTINA

Viceroy carries out its exploration in Argentina through an indirectly held 100% interest in Minas Argentinas, S.A. ("MASA"). MASA is the owner and operator of a portfolio of mineral projects (the "MASA Projects") in Argentina.

MASA's projects - Gualcamayo, Salamanca, Las Flechas, Evelina, Las Carachas and Cordon de la Brea total 74,438 hectares. The projects have received varying amounts of work. Gualcamayo has received by far the bulk of the exploration effort, Salamanca and Las Flechas have had preliminary drilling programs, Evelina has been farmed out to Barrick Exploraciones Argentina and Las Carachas and Cordon de la Brea have been farmed out to Solitario Argentina S.A.

The following is a summary of the current MASA Projects.

Gualcamayo Project, Argentina

Property Description and Location

The Gualcamayo project is located in the Guandacol District. The Guandacol District refers to an area in northern San Juan Province and southern La Rioja Province, Argentina. The project consists of 24,839 hectares of MASA land and 1002 hectares of Mincorp Exploracions SA ("Mincorp") land and is located 200 kilometres north of the city of San Juan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gualcamayo project is easily accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations in the project areas ranging from 1,600 to 2,500 metres. Suppliers and medical facilities are available in the nearby towns of Jachal and Villa Union.

History

The proximal gold skarn mineralization at Gualcamayo was explored by Mincorp (at the Amelia Ines, Magdelena and General Belgrano prospects) between 1983 and 1988. In 1999, Viceroy completed its option requirement to spend US$5,000,000 of exploration expenditures required to earn its 60% interest in Mincorp's property. Mincorp will retain a 5% net profits interest in future production from the Mincorp property and surrounding area of interest. Under the terms of the existing agreement MASA, will pay Mincorp US$3,000,000 to acquire Mincorp's remaining 40% interest in Mincorp's property. An additional US$213,000 is due at closing. During 2001, Viceroy has been in discussions with Anglogold South America to acquire Mincorp's (a subsidiary of Anglogold) remaining 40% interest in Mincorp's property for a lesser amount than the current agreement.

Geological Setting

The Guandacol District is located along the eastern side of the Central Precordillera geomorphologic province, a narrow north-south trending belt of predominantly sedimentary rocks that extends for almost 700 kilometres across west-central Argentina. The property is underlain by the Upper Cambrian Las Flechas dolomite, Ordovician San Juan limestone and

Ordovician clastic sediments of the Trapiche Group and Las Vacas Formation. During Miocene subduction-related deformation, the Palaeozoic sediments were intruded by a dacite porphyry and subsequently thrust above Tertiary redbeds.

Intrusion of the dacite porphyry into the carbonate rocks produced skarn system alteration that is evident throughout much of the Guandacol area. Along the southerndacite-sediment contact the calcareous sediment is commonly altered to garnet skarn. Retrograde alteration along structures is apparent as veins and massive patches of calcite and pyrite, with subordinate quartz, epidote, chlorite and specularite. Gold-bearing mineralization is primarily associated with retrograde alteration minerals.

Exploration, Mineralization, Drilling

The Gualcamayo project hosts a significant epithermal gold system, well located with respect to main transportation networks and at an elevation which can easily support year round operations. Exploration to date has only focused on a small portion of the identified target area. Rugged terrain has resulted in high exploration costs to date. However, future programs will benefit from recently completed infrastructure (primarily, roads). Viceroy is evaluating a new geologic and resource model. Mincorp focused exploration almost exclusively on areas with obvious skarn alteration. Based on a "gold skarn system" model that suggests that the property has potential for more than one style of gold deposit, MASA oriented exploration toward identifying sediment-replacement gold mineralization beyond the skarn alteration zones. At the Amelia Ines deposit, adits on three levels defined an underground reserve of approximately 1,000,000 tonnes at a grade of 5.8 gpt gold (at a 1 gpt gold cutoff grade), or 436,062 tonnes at a grade of 9.3 gpt gold (at a 3 gpt gold cutoff grade). The mineralization remains open at depth. At the Magdelena prospect, skarn alteration defines a tight northwest striking fold. Gold mineralization occurs along shears and fractures that parallel the axial plan of the fold and, therefore, may slightly post-date the folding event.

Viceroy conducted a major drill program in 2000 to accelerate exploration of identified mineralization and detail numerous geochemical targets at Gualcamayo. The Company invested $3.6 million in 2000 in extensive surface geological, structural and geochemical work followed by 3,813 metres of reverse circulation drilling completed primarily from new road access. During 2001, exploration was suspended and further exploration is anticipated once the economy is stabilized in Argentina.

(i) Quebrada del Diablo Deposit

Quebrada del Diablo (QdD) is located in the southeastern part of the Gualcamayo Project along the southeast edge of the Mincorp Agreement area of interest. Access is good via four-wheel drive dirt roads up Rio Gualcamayo and Quebrada Varela and then past MASA's base camp and Mincorp's Belgrano adit onto newly constructed access routes into the mouth of QdD. Access to the upper portions of the area is limited by rugged terrain to foot trails and helicopter. Initial rock sampling in 1997 in the QdD area returned an average of 1.7 gpt gold in an extensive area of limestone and marble breccias. Follow-up sampling by MASA in late 1997 and early 1998 confirmed these initial results and significantly expanded the anomaly to the east where chip sampling 700 metres to the east returned samples averaging 4.0 gpt gold with values to 21.1 gpt gold. Sampling during construction of the new drill access route in September 1998 exposed widespread gold mineralization including 106 metres of 2.39 gpt gold hosted by limestone and marble breccias and a previously unidentified and strongly oxidized and argillically altered feldspar porphyry intrusive breccia.

Drilling was initiated in October 1998 and to date, approximately 56 holes have been completed. Most holes have intercepted zones of significant gold mineralization in fractured limestones and marbles and limestone, marble and intrusive breccias. Higher-grade mineralization was intercepted in holes 2 and 12 with 36 metres of 4.1 gpt gold and 22 metres of 4.0 gpt gold respectively. These higher-grade zones occur within broader zones of lower-grade mineralization. Holes 2 and 12 are located more than 500 metres apart and on strike with the known mineralized trend. Other significant intercepts to date include broad zones of modest-grade gold such as: 136 metres of 0.9 gpt gold in hole 1, 130 metres of 1.12 gpt gold in hole 5, 214 metres of 0.6 gpt gold in hole 6, 145 metres of 0.6 gpt gold in hole 7, 143 metres of 0.6 gpt of gold in hole 8, 230 metres of 0.3 gpt gold in hole 14, 110 metres of 1.21 gpt gold in hole QDR-46 and 62 metres of 1.13 gpt gold in hole 48.

Oxidation can extend to more than 200 metres below surface, particularly in fractured limestones and marbles and limestone and marble breccias. Within the intrusives and intrusive breccias, oxidation is less well developed and primary sulphides such as pyrite and realgar are observed. Results of metallurgical work indicate that the oxidized mineralization responds well to cyanide extraction of gold.

(ii) Omar #1 Zone

Omar #1 is located 3 kilometres north of QdD. Gold enriched mineralization in the Omar #1 zone has the characteristics of a sediment-replacement skarn system gold deposit. The mineralization is located within permeable sediments beyond skarn and marble alteration zones and the host rock is argillically altered, variably silicified and mineralized with disseminated pyrite. Gold is associated with silver and arsenic enrichment and base metal values are anomalous, but less than 1%. Mapping and sampling indicate that the area has limited potential.

(iii) Pirrotina Zone

Pirrotina is located 8 kilometres northwest of the QdD area, where a large zone of pyrrhotite-mineralized conglomerate has been identified. Gold values in most samples of the pyrrhotite-mineralized conglomerate are near background levels. Samples with anomalous gold values are from outcrops cut by west-southwest trending shear zones that may be several metres in width. Sample 10-1174, with 9.95 gpt gold, is from a 2 metre west-southwest trending shear. Samples taken from mineralized conglomerate adjacent to the shear have only background gold values. Follow-up mapping and samples indicate limited potential.

Sampling and Analysis

Mineral Resources Development Inc. ("MRDI") found the geological logging of RC and the documentation of the deposit area geology to be far superior to what is normally present at this stage of a project.

Mineral Resources and Mineral Reserve Estimates

The measured and indicated resources at the Gualcamayo Project consist of 12,734,000 tonnes grading 1.17 gpt gold, containing 480,000 ounces of gold. The inferred resources consist of 22,449,000 tonnes grading 1.02 gpt gold, containing 734,000 ounces of gold.

Salamanca Project, Argentina

Property Description and Location

The Salamanca project is located in the northeast part of the Guandacol District, primarily in La Rioja Province. The Guandacol District refers to an area in northern San Juan Province and southern La Rioja Province, Argentina. The area comprising 3,155 hectares is located 200 kilometres north of the city of San Juan..

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Salamanca project is easily accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations in the project areas ranging from 1,600 to 2,500 metres.

History

During 1986 and 1987, Anglo American conducted an extensive sampling, trenching, and mapping program. They also drilled three core holes, with grades averaging about 1.7 gpt gold over approximately 50 metres. From April to August 1996, MASA conducted a seven drill-hole program which outlined a sediment-hosted, skarn-related mineralized zone with a strike length of over 600 metres and a thickness of up to 55 metres. Individual gold assays ranged to 7.24 gpt gold, and the best intercept was 36.4 metres with a grade of 2.15 gpt gold, including 19.5 metres at 3.28 gpt gold. The mineralization is also open at depth, as hole #4 was lost at the 102.5 metre level with a grade of 6.25 gpt gold.

Geological Setting

The Guandacol District is located along the eastern side of the Central Precordillera geomorphologic province, a narrow north-south trending belt of predominantly sedimentary rocks that extends for almost 700 kilometres across west-central Argentina. The property is underlain by the Upper Cambrian Las Flechas dolomite, Ordovician San Juan limestone and Ordovician clastic sediments of the Trapiche Group and Las Vacas Formation. During Miocene subduction-related deformation, the Palaeozoic sediments were intruded by a dacite porphyry and subsequently thrust above Tertiary redbeds.

Intrusion of the dacite porphyry into the carbonate rocks produced skarn system alteration that is evident throughout much of the Guandacol area. Along the southerndacite-sediment contact the calcareous sediment is commonly altered to garnet skarn. Retrograde alteration along structures is apparent as veins and massive patches of calcite and pyrite, with subordinate quartz, epidote, chlorite and specularite. Gold-bearing mineralization is primarily associated with retrograde alteration minerals.

Exploration, Mineralization, Drilling, Sampling and Analysis

A zone of sediment-hosted mineralization associated with a north-northwest trending thrust fault that places Upper Cambrian limestone and dolomites on top of Tertiary fine grained clastic rocks (arenites, wackes, mudstones). Significant gold values are primarily hosted in an arenite unit, which has undergone moderate argillic alteration and silicification. The calcareous unit is gold-bearing only when located within the thrust zone (or thrust "wedge"). The limestone-dolomite in the hanging wall of the main thrust does not contain gold, even when it is strongly brecciated and contains some sulphides.

Pyrite, the most common sulphide, is widespread throughout the mineralized zone. It occurs as fine to very fine grains disseminated and along fractures. Pyrite content varies between 1% and 5%, although locally it may increase up to 10-15%. Sphalerite and galena also occur at Salamanca and are general indicators of gold mineralization. The occurrence is disseminated in clots or along fractures and contents range from trace to 1-2%.

Between April and August 1997, MASA conducted a second core drilling program consisting of eight drill holes (one of the eight holes was abandoned), and a total of 1,340 metres. Six of the drill holes were located within the 600 metre strike length of the mineralized zone defined by the previous program, and two holes were located outside this zone, one to the north and one to the south. The step-out drilling suggests possible northward and southward extensions of the original strike length and vertical extension of the zone to over 200 metres (with a horizontal thickness of approximately 40 to 50 metres). The zone remains open along strike and at depth. In addition, the in-fill drilling demonstrated the continuity of the mineralized zone along strike.

Mineral Resources and Mineral Reserve Estimates

Based on drilling to date, the indicated strike length of the mineralized zone is over 600 metres. It appears to extend to a vertical depth of over 200 metres, with a horizontal thickness of approximately 40 to 50 metres. The main body of mineralization appears to be related to the host arenite and an adjacent thrust zone. Mineralization is open to depth, as one hole in 1996 was lost at the 102.5 metre level with a grade of 6.25 gpt gold. IP, magnetic surveys, geologic mapping and sampling conducted following the first program suggest possible extension both north and south along strike.

In October 1997, a probable and possible geological resource of 360,000 ounces gold at a grade of 1.01 gpt gold was calculated on a preliminary in-house basis. This resource is contained in 11.1 million tonnes, of which 7.0 million tonnes can be considered as probable. However, if the resource is reduced by about 9% (to approximately 330,000 ounces) the grade increases by 12%. The estimated stripping ratio is approximately 4:1. More drilling is being considered to provide further quantitative information on the resource available.

Las Flechas Project, Argentina

Property Description and Location

The Las Flechas North and Sally Project areas are in a remote area of northwestern San Juan Province. The area consists of 8 contiguous cateos totalling 31,501 hectares. Together they constitute the primary project of MASA in the Las Flechas Mining District, which is located in the Department of Iglesia, Province of San Juan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area can be reached by four-wheel drive vehicles from San Juan via the villages of Villa Union and Vinchina in the Province of La Rioja. A full range of services is available in the Provincial capital of San Juan. While early stage exploration will not require additional infrastructure development, detailed exploration and mining operations in the area will require provision of power and a full range of supporting infrastructure.

History

The seven cateos (26,162 hectares) which constitute the North Las Flechas Project were acquired and are held under an option to purchase granted to MASA by Oscar Garcia and others, all unrelated third parties. Garcia and associates located these cateos at various times beginning in 1992.

Geological Setting, Exploration, Mineralization, Drilling

Previous geochemical sampling at Las Flechas revealed six areas of anomalous gold and silver values, with samples ranging up to 4.0 gpt gold and 500 gpt silver. Mapping, bulldozer trenching, rock and talus sampling, and geophysical surveys (in the latter part of 1996) outlined three extensive areas gold and silver mineralization. The north and central zones were expanded, and contain values ranging up to 3.9 gpt gold and greater than 500 gpt silver. The south zone, located five kilometres south of the central zone, contains gold zones associated with argillic alteration, iron oxides and brecciation along major structures and structural junctions, and as such are mostly recessive and talus covered.

In late March 1997, core drilling (consisting of 16 core holes totalling 1,791 metres) was completed by MASA in the vicinity of two previously identified anomalous gold zones. Holes drilled on the western edge of the central zone tended to show elevated values of zinc, consistent with a zone of base metal-enriched low sulfidation mineralization corresponding to the periphery of a possible gold-copper bearing high sulfidation system. Holes further east in the central zone form a half circle and show decreasing values of zinc and lead, while hosting higher values of copper plus gold and silver. This suggests the possible occurrence of high sulfidation mineralization to the east of the base metal zone where there is potential to encounter a large epithermal gold deposit of economic grade. In the central zone, the new target area appears to be associated with a topographic height that hosts a large alteration anomaly north and east of the current drilling. The type and extent of mineralization discovered is encouraging, and its apparent zonation could provide direction for future exploration efforts.

Evelina Project, Argentina

Property Description, Location, Accessibility, Climate, Local Resources, Infrastructure

Approximately 210 kilometres northwest of San Juan City is the Valle del Cura Region in San Juan Province, an area of extensive exploration activity. The Evelina Project site consists of 6,498 hectares and is located in the upper part of the Valle de Cura, surrounded by various holdings of major mining companies.

Geological Setting

General geology and structure are similar to that of the productive epithermally mineralized gold-copper-silver belt of the nearby El Indio/Pascua mines in Chile and Veladero Project in Argentina. The Evelina property contains a large zone of hydrothermal alteration with geochemical anomalies.

Exploration, Mineralization

Narrow high-grade gold veins on the project area contain values up to 2.00 gpt gold. A number of geochemical samples for the northeast corner of the Evelina property report more than 0.20 gpt gold and range up to 1.78 gpt gold. At Evelina, work to date includes surface mapping and sampling which has disclosed a gold-arsenic-copper-silver geochemical anomaly in the northeastern part of the property.

In October 1999, MASA entered into an option and joint venture agreement with Barrick Exploraciones Argentina S.A. ("Barrick"), whereby Barrick may earn a 60% interest in the Evelina Project by spending US$1,000,000 over a period of 3 years.

Las Carachas and Cordon de la Brea Projects, Argentina

Property Description, Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Las Carachas-Cordon de la Brea projects (both on the Las Carachas claim block) comprise 8,600 hectares and are located in the Andean Cordillera, 320 km north of the provincial capital of San Juan, centered at S 28° 46', W 69° 32'. Elevations encountered are 4000 to 5500 m, but relief is only moderate. The property is accessible via old mining roads. Field work is restricted to the 6-8 months surrounding the summertime.

History

During the 1950's the area was heavily prospected and rudimentarily mined for silver-lead-zinc-copper. In 1994 Minas Argentinas conducted a minor stream sediment-sampling program over part of the area. Following the farmout to Solitario, reconnaissance mapping and sampling programs were conducted with over 1000 samples being collected. Two trenching and drilling programs were conducted with nine RC holes (977m) completed in 1995 and five shallow core holes (560m) completed in 1996.

Rock chip sampling indicates several alteration areas of anomalous gold. The highest grade surface samples contained 35.9, 9.7, 7.0, 3.6, 2.3 and 2.1 gpt Au. Many surface samples have returned several percent combined base metal values. Mineralization is silver based with samples running as high as 2,700, 1,450, 1,340 and 970 gpt Ag. The best drill intercepts include 2m of 1,900 ppb Au and 32m of 243 ppd Au.

Geology and Mineralization

Las Carachas is a historic polymetallic mining district in the southern part of the Maricunga Belt. The geologic setting consists of a varied volcanic sequence intruded by a complex pattern of hypabyssal instrusives. Most commonly upper Tertiary andesties/dacites intrude and overlie Permo-Triassic granites, diorites and porphyries. Intense argillic alteration occurs over large areas of the property. Within argillic zones precious and base metal fissure veins and silicification are present that have strong structural control and may be related or adjacent to regional calderas.

Exploration

Solitario has generally not met their contractual obligations with regard to work expenditures. The most recent work has consisted of reconnaissance style stream sediment and rock chip sampling throughout the major drainages in the altered areas. Some mapping and a PIMA survey were completed. A total of 149 samples were taken with one high graded sample from known mineralized veins and breccias running 4.4 gpt Au. The effort has been minimal.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION OF VICEROY

4.1 Annual Information

The financial information set forth in the tables below includes the accounts of Viceroy and its subsidiaries on a consolidated basis for the periods indicated. This financial information was prepared in accordance with accounting principles generally accepted in Canada. The selected financial information should be read in conjunction with, and is qualified by, the consolidated financial statements of Viceroy and the notes thereto, for the periods indicated at pages 13 through 31 of the 2001 Annual Report.

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(CDN$000's except per share data)			
Sales	52,046	114,230	84,977	85,533
Net earnings (loss)	(35,872)	(45,042)	(56,739	(1,919)
Net earnings (loss) per share	(0.57)	(0.78)	(1.05)	(0.04)
Total Assets	55,804	120,423	171,672	189,468
Current Portion of Long-Term Financial Liabilities	743	21,914	7,126	7,235
Total Long-Term Financial Liabilities	22,192	41,047	20,568	25,353
Cash Dividend	262	262	131	0

Selected Quarterly Data

The following selected financial data for each of the last eight quarters ended December 31, 2001 has been derived from the consolidated financial statements and related notes for the periods indicated at pages 13 through 31 of the 2001 Annual Report.

	December 2001	September 2001	June 2001	March 2001	December 2000	September 2000	June 2000	March 2000
Sales	7,804	7,301	16,641	20,300	29,648	33,728	23,936	26,918
Net Earnings (loss)	1,708	714	(32,566)	(5,728)	(12,718)	(16,097)	(7,264)	(8,963)
Earnings (loss) per share	0.08	0.01	(0.56)	(0.10)	(0.21)	(0.28)	(0.13)	(0.16)
Total Assets	55,804	62,439	63,704	111,026	120,423	133,218	146,179	154,137

	December 2001	September 2001	June 2001	March 2001	December 2000	September 2000	June 2000	March 2000
Current Portion of Long-Term Financial Liabilities	743	5,972	13,537	21,461	21,914	15,270	15,195	9,861
Total Long-Term Financial Liabilities	22,192	27,222	33,610	40,430	41,047	38,051	33,153	34,274

1. All figures are unaudited.

4.2 Dividends

The Issuer does not have a dividend policy with respect to common shares.

4.3 Foreign GAAP

The Issuer does not report in Foreign GAAP.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the 2001 Annual Report of Viceroy, pages 7 through 11 headed "Management Discussion and Analysis" which is incorporated by reference.

ITEM 6: MARKET FOR SECURITIES

The common shares of Viceroy are listed for trading on the TSE under the symbol "VOY".

ITEM 7: DIRECTORS AND OFFICERS

Set forth below for each of the directors and senior officers of Viceroy are the director and officer's name, municipality of residence, present position with Viceroy, principal occupation for the last five years and number of Viceroy shares beneficially owned based on information provided by such director or officer. Each director is elected at the annual general meeting of the shareholders of Viceroy and will hold office until his successor is elected at the next annual general meeting or until his office is earlier vacated.

Name and Municipality of Residence	Position Held	Principal Occupation During the Past Five Years	No. of Viceroy Shares Beneficially Owned[5]
W. David Black [1, 2, 3] Vancouver, British Columbia	Director	Partner, DuMoulin Black, Barristers & Solicitors.	74,250 direct 7,150 indirect
Michael H. Halvorson [2,4] Edmonton, Alberta	Director	Self-employed financial consultant; President, Halcorp Capital Ltd. Since 1980.	227,763 direct 159,135 indirect
Robert V. Matthews [1] North Vancouver, British Columbia	Director	President, Sheppards Building Materials Inc.; Manager/Controller, MacMillan Bloedel, 1974 to 1993.	20,000
Clynton R. Nauman [4] Blaine, Washington	President, Chief Executive Officer & Director	President & Chief Executive Officer, Viceroy to December 31, 2001; General Manager, Kennecott Minerals Company, 1993 to 1998; Chief Operating Officer, NERCO Inc., 1991 to 1993.	135,000

Name and Municipality of Residence	Position Held	Principal Occupation During the Past Five Years	No. of Viceroy Shares Beneficially Owned[5]
Ronald K. Netolitzky [1,3] Victoria, British Columbia	Chairman, President, Chief Executive Officer & Director	Chairman, Viceroy since October 1996, President & Chief Executive Officer, Viceroy since December 31, 2001, Consulting Geologist; Chief Executive Officer, Loki, December 1993 to June 1995; Chairman of the Board, Loki, June 1995 to May 1996; President, Baja, January 1993 to January 1994; Chairman of the Board, Baja, January 1994 to May 1996; President, Keewatin Consultants Inc., April 1988 to present.	2,660,727 direct 96 indirect
Susan M. Neale Vancouver, British Columbia	Chief Financial Officer	Certified General Accountant; Chief Financial Officer, Viceroy since August, 2001; Controller of the Company, June 1996 to May 2000; Senior Accountant of the Company since 1991	1,250
Kim C. Casswell Maple Ridge, British Columbia	Corporate Secretary	Corporate Secretary since June 2001; Corporate Secretary for CVL Resources Ltd, Essex Resource Corporation, Sennen Resources Ltd., and Chase Resource Corporation to April 2001.	Nil

1. Member of the Audit Committee.
2. Member of the Compensation Committee.
3. Member of the Corporate Governance Committee.
4. Member of the Environmental Health & Safety Committee.
5. Shares beneficially owned, directly or indirectly or over which control or direction is exercised based upon information furnished by individual directors and officers as at April 25, 2001. Unless otherwise indicated, shares are held directly.

Information concerning the directors and committees of Viceroy is located at pages 4 and 5 of the Management Information Circular which is incorporated by reference.

To the knowledge of Viceroy, the Directors and senior officers of Viceroy as a group beneficially own and exercise control over approximately 4% of the total issued capital of Viceroy.

7.2 Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Company is, or within the ten years prior to the date of this Annual Information Form has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the Company access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

7.3 Penalties or Sanctions

No director, officer or promoter of the Company has, within the ten years prior to the date of the Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

7.4 Personal Bankruptcies

No director, officer or promoter of the Company has, within the ten years prior to the date of the Annual Information Form, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

7.5 Conflicts of Interest

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest may arise at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in great number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Viceroy's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular. Additional financial information is provided in comparative Consolidated Financial Statements for 2001 in Viceroy's 2001 Annual Report to Shareholders. The first quarter financial statements to March 31, 2002 will also be available on SEDAR or from the Company.

Viceroy shall provide, upon request to the Corporate Secretary of Viceroy and upon payment of a reasonable charge where permitted, a copy of this 2001 Annual Information Form and any document incorporated herein by reference, the 2001 comparative Consolidated Financial Statements of Viceroy and the accompanying auditors' report thereon, any subsequent interim financial statements, the Management Information Circular and, if securities of Viceroy are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, a copy of any other documents that are incorporated into such prospectus by reference.